Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE RESULTS FOR THE FOURTH QUARTER

AND FULL YEAR 2018

February 20, 2019

Investor Relations

phone: +49 6172 609 2525
email: ir@fmc-ag.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development	page 6
Key metrics	page 7
Quality data	page 8
Reconciliation	page 9
Reconciliation one time	page 10

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

February 20, 2019

Statement of earnings

	Three month ended December 31				Twelve month ended December 31
in € million, except share data, audited	2018	2017	Change	Change at cc	2018	2017	Change	Change at cc

Health Care Services	3,413	3,581	-4.7%	-5.4%	13,264	14,532	-8.7%	-3.8%
Health Care Products	887	848	4.7%	6.1%	3,283	3,252	0.9%	5.0%
Total revenue	4,300	4,429	-2.9%	-3.2%	16,547	17,784	-7.0%	-2.2%

Costs of revenue	2,920	2,921	-0.1%	0.1%	11,392	11,765	-3.2%	2.2%
Gross profit	1,380	1,508	-8.4%	-9.6%	5,155	6,019	-14.3%	-10.8%
Selling, general and administrative	729	990	-26.3%	-26.9%	2,865	3,619	-20.8%	-17.1%
(Gain) loss related to divestitures of Care Coordination activities	21	(21)	n.a.	n.a.	(809)	(26)	n.a.	n.a.
Research and development	38	36	7.1%	6.4%	134	131	2.2%	3.7%
Income from equity method investees	(21)	(16)	30.0%	29.7%	(73)	(67)	9.1%	9.5%
Operating income (EBIT)	613	519	18.1%	11.6%	3,038	2,362	28.6%	33.1%
Operating income margin in %	14.3%	11.7%			18.4%	13.3%

Interest income	(116)	(14)	n.a.	n.a.	(147)	(51)	186.9%	191.4%
Interest expense	174	94	86.5%	84.8%	448	416	7.8%	11.0%
Interest expense, net	58	80	-27.8%	-30.1%	301	365	-17.5%	-14.4%
Income before taxes	555	439	26.4%	19.1%	2,737	1,997	37.0%	41.8%
Income tax expense	63	(30)	n.a.	n.a.	511	443	15.3%	20.7%
Net income	492	469	5.0%	-1.5%	2,226	1,554	43.2%	47.8%
Less: Net income attributable to noncontrolling interests	67	75	-10.2%	-12.3%	244	274	-11.3%	-7.3%
Net income attributable to shareholders of FMC AG & Co. KGaA	425	394	7.9%	0.5%	1,982	1,280	54.9%	59.7%

Operating income (EBIT)	613	519	18.1%	11.6%	3,038	2,362	28.6%	33.1%
Depreciation and amortization	191	182	5.0%	5.6%	725	736	-1.4%	2.7%
EBITDA	804	701	14.7%	10.0%	3,763	3,098	21.5%	25.9%
EBITDA margin in %	18.7%	15.8%			22.7%	17.4%

Weighted average number of shares	306,858,573	306,908,491			306,541,706	306,563,400

Basic earnings per share	€1.38	€1.28	7.9%	0.6%	€6.47	€4.17	54.9%	59.7%
Basic earnings per ADS	€0.69	€0.64	7.9%	0.6%	€3.23	€2.09	54.9%	59.7%

Based on the IFRIC agenda decision relating to the applicability of IAS 12 to the accounting for interest and penalties related to income taxes and an interpretation issued by the Accounting Standards Committee of Germany (ASCG) approved in September 2018 interest and penalties related to income taxes have been reclassified from income tax expense to interest expense, net in the amount of € 11 million for the twelve months ended December 31, 2017.

Segment information

	Three month ended December 31				Twelve month ended December 31
audited	2018	2017	Change	Change at cc	2018	2017	Change	Change at cc

Total
Revenue in € million	4,300	4,429	-2.9%	-3.2%	16,547	17,784	-7.0%	-2.2%
Operating income (EBIT) in € million	613	519	18.1%	11.6%	3,038	2,362	28.6%	33.1%
Operating income margin in %	14.3%	11.7%			18.4%	13.3%
Delivered EBIT in € million	546	444	22.9%	15.6%	2,794	2,088	33.8%	38.5%
Days sales outstanding (DSO)(1)					75	75
Employees (full-time equivalents)					112,658	114,000

North America
Revenue in € million	2,981	3,164	-5.8%	-8.7%	11,570	12,879	-10.2%	-6.1%
Operating income (EBIT) in € million	492	608	-19.2%	-24.1%	2,665	2,086	27.7%	33.0%
Operating income margin in %	16.5%	19.2%			23.0%	16.2%
Delivered EBIT in € million	428	536	-20.2%	-25.5%	2,434	1,823	33.5%	39.0%
Days sales outstanding (DSO)(1)					60	59

U.S.
Revenue per dialysis treatment in US$(2)	358	343	4.5%	n.a.	354	342	3.6%	n.a.
Cost per dialysis treatment in US$(3)	288	266	8.1%	n.a.	289	271	6%	n.a.

EMEA
Revenue in € million	679	660	2.9%	5.0%	2,587	2,547	1.6%	4.0%
Operating income (EBIT) in € million	97	110	-11.6%	-11.2%	399	444	-10.2%	-9.5%
Operating income margin in %	14.4%	16.7%			15.4%	17.4%
Delivered EBIT in € million	97	109	-11.8%	-11.3%	395	440	-10.3%	-9.6%
Days sales outstanding (DSO)(1)					98	102

Asia-Pacific
Revenue in € million	454	418	8.7%	9.2%	1,689	1,623	4.1%	8.1%
Operating income (EBIT) in € million	86	76	12.8%	11.6%	304	313	-2.9%	-1.1%
Operating income margin in %	18.8%	18.2%			18.0%	19.3%
Delivered EBIT in € million	83	74	12.3%	11.1%	295	306	-3.4%	-1.7%
Days sales outstanding (DSO)(1)					116	123

Latin America
Revenue in € million	182	185	-1.8%	32.9%	686	720	-4.6%	22.1%
Operating income (EBIT) in € million	5	14	-62.9%	-92.9%	29	58	-50.6%	-64.6%
Operating income margin in %	2.8%	7.4%			4.2%	8.1%
Delivered EBIT in € million	5	14	-63.9%	-94.1%	29	58	-50.9%	-65.0%
Days sales outstanding (DSO)(1)					119	127

Corporate
Revenue in € million	4	2	30.6%	30.6%	15	15	-0.1%	0.1%
Operating income (EBIT) in € million	(67)	(289)	-76.8%	-77.2%	(359)	(539)	-33.4%	-32.9%
Delivered EBIT in € million	(67)	(289)	-76.8%	-77.2%	(359)	(539)	-33.4%	-32.9%

(1) Concurrent with the implementation of IFRS 15 and IFRS 9 prior year data has been adjusted to conform to the current year’s presentation.

(2) Excl. the effects from the VA Agreement and IFRS 15 implementation, incl. these adjustments revenue per dialysis treatment was $352 for the three months and $356 for the twelve months ended December 31, 2017.

(3) Excl. the effects from IFRS 15 implementation and the Natural Disaster Costs, incl. these adjustments cost per dialysis treatment was $276 for the three months and $283 for the twelve months ended December 31, 2017.

cc = constant currency. Changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items include the impact of changes in foreign currency exchange rates. We calculate these non-IFRS financial measures at constant exchange rates to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter’s year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term “Constant Currency”.

We believe that the non-IFRS financial measure Constant Currency is useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. However we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-IFRS revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items and changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from IFRS measures next to the growth rate derived from non-IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Balance sheet

	December 31	December 31
in € million, except net leverage ratio	2018	2017
	(audited)	(audited)
Assets
Current assets	7,847	6,374
Goodwill and intangible assets	12,891	12,787
Other non-current assets	5,504	4,864
Total assets	26,242	24,025

Liabilities and equity
Current liabilities	6,268	5,300
Non-current liabilities	7,072	7,897
Total equity	12,902	10,828
Total liabilities and equity	26,242	24,025

Equity/assets ratio	49%	45%

Debt
Short-term debt	1,205	760
Short-term debt from related parties	189	9
Current portion of long-term debt and capital lease obligations	1,107	884
Long-term debt and capital lease obligations, less current portion	5,045	5,795
Total debt	7,546	7,448
Cash and cash equivalents	2,146	978
Total net debt	5,400	6,470

Annualized EBITDA(1)
Operating income (EBIT)	2,215	2,372
Depreciation and amortization	716	731
Non-cash charges	45	51
Annualized EBITDA	2,976	3,154

Net leverage ratio	1.8	2.1

(1) EBITDA : including largest acquisitions and divestitures and in 2018 excluding the gain related to divestitures of Care Coordination activities.

Cash flow statement

	Three months ended December 31		Twelve months ended December 31
in € million, audited	2018	2017	2018	2017
Operating activities
Net income	492	469	2,226	1,554
Depreciation / amortization	191	182	725	736
Change in working capital and other non-cash items	15	(123)	(889)	(98)
Net cash provided by (used in) operating activities	698	528	2,062	2,192
In percent of revenue	16.2%	11.9%	12.5%	12.3%

Investing activities
Purchases of property, plant and equipment	(325)	(312)	(1,057)	(944)
Proceeds from sale of property, plant and equipment	24	85	54	103
Capital expenditures, net	(301)	(227)	(1,003)	(841)

Free cash flow	397	301	1,059	1,351
In percent of revenue	9.2%	6.8%	6.4%	7.6%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(117)	(138)	(925)	(566)
Proceeds from divestitures	16	385	1,683	415
Acquisitions and investments, net of divestitures	(101)	247	758	(151)
Free cash flow after investing activities	296	548	1,817	1,200

Revenue development

in € million, audited	2018	2017	Change	Change at cc	Organic growth	Same market treatment growth(1)

Three months ended December 31
Total revenue	4,300	4,429	-2.9%	-3.2%	5.7%
Health Care Services	3,413	3,581	-4.7%	-5.4%	5.5%	3.2%
Thereof Dialysis Care revenue	3,062	2,809	9.0%	8.9%	9.2%	3.2%
Thereof Care Coordination revenue	351	772	-54.5%	-57.3%	-20.7%
Health Care Products	887	848	4.7%	6.1%	6.4%

North America	2,981	3,164	-5.8%	-8.7%	4.0%
Health Care Services	2,746	2,950	-6.9%	-9.9%	3.8%	3.3	%(2)
Thereof Dialysis Care revenue	2,455	2,235	9.9%	6.9%	7.9%	3.3	%(2)
Thereof Care Coordination revenue	291	715	-59.2%	-62.4%	-22.1%
Health Care Products	235	214	9.6%	6.9%	7.2%

EMEA	679	660	2.9%	5.0%	4.0%
Health Care Services	331	312	5.9%	8.6%	5.6%	3.1%
Health Care Products	348	348	0.3%	1.9%	2.6%
Thereof Dialysis Products	330	328	0.6%	2.2%	3.0%
Thereof Non-Dialysis Products	18	20	-5.0%	-4.9%	-4.9%

Asia-Pacific	454	418	8.7%	9.2%	8.6%
Health Care Services	207	191	8.4%	7.3%	5.5%	8.3%
Thereof Dialysis Care revenue	147	134	10.0%	8.0%	8.5%	8.3%
Thereof Care Coordination revenue	60	57	4.7%	5.7%	-6.2%
Health Care Products	247	227	9.0%	10.8%	10.8%

Latin America	182	185	-1.8%	32.9%	30.5%
Health Care Services	129	128	-0.2%	43.8%	40.2%	0.1%
Health Care Products	53	57	-5.4%	8.3%	8.6%

Corporate	4	2	30.6%	30.6%

Twelve months ended December 31
Total revenue	16,547	17,784	-7.0%	-2.2%	3.9%
Health Care Services	13,264	14,532	-8.7%	-3.8%	3.5%	2.8%
Thereof Dialysis Care revenue	11,420	11,555	-1.2%	4.3%	6.9%	2.8%
Thereof Care Coordination revenue	1,844	2,977	-38.1%	-35.2%	-20.6%
Health Care Products	3,283	3,252	0.9%	5.0%	5.2%

North America	11,570	12,879	-10.2%	-6.1%	2.6%
Health Care Services	10,725	12,036	-10.9%	-6.9%	2.4%	2.7	%(2)
Thereof Dialysis Care revenue	9,089	9,227	-2%	3.0%	6.4%	2.7	%(2)
Thereof Care Coordination revenue	1,636	2,809	-41.8%	-39.1%	-22.3%
Health Care Products	845	843	0.2%	4.8%	4.9%

EMEA	2,587	2,547	1.6%	4.0%	3.1%
Health Care Services	1,274	1,237	3.0%	5.7%	3.4%	3.0%
Health Care Products	1,313	1,310	0.2%	2.4%	2.8%
Thereof Dialysis Products	1,239	1,231	0.6%	3.0%	3.3%
Thereof Non-Dialysis Products	74	79	-6.5%	-6.3%	-6.3%

Asia-Pacific	1,689	1,623	4.1%	8.1%	6.9%
Health Care Services	776	744	4.3%	8.5%	5.7%	6.4%
Thereof Dialysis Care revenue	568	576	-1.4%	2.2%	5.8%	6.4%
Thereof Care Coordination revenue	208	168	23.7%	29.7%	5.2%
Health Care Products	913	879	3.9%	7.8%	7.8%

Latin America	686	720	-4.6%	22.1%	20.8%
Health Care Services	489	515	-5.0%	26.7%	24.7%	1.3%
Health Care Products	197	205	-3.8%	10.6%	10.9%

Corporate	15	15	-0.1%	0.1%

(1) same market treatment growth = organic growth less price effects

(2) U.S. (excl. Mexico), same market treatment growth North America: 3.0% for the three months and 2.5% for the twelve months ended December 31 2018

Key metrics North America segment

	Three month ended December 31				Twelve month ended December 31
audited	2018	2017	Change	Change at cc	2018	2017	Change	Change at cc
Dialysis
Revenue in € million	2,690	2,449	9.8%	6.9%	9,934	10,070	-1.4%	3.1%
Operating income (EBIT) in € million	498	519	-4.1%	-5.8%	1,752	1,942	-9.8%	-6.1%
Operating income margin in %	18.5%	21.2%			17.6%	19.3%
Delivered EBIT in € million	437	457	-4.3%	-5.9%	1,540	1,713	-10.1%	-6.4%

Care Coordination
Revenue in € million	291	715	-59.2%	-62.4%	1,636	2,809	-41.8%	-39.1%
Operating income (EBIT) in € million	-6	89	n.a.	n.a.	913	144	n.a.	n.a.
Operating income margin in %	-2.0%	12.5%			55.8%	5.1%
Delivered EBIT in € million	-9	79	n.a.	n.a.	894	110	n.a	n.a

Key metrics Care Coordination

	Twelve month ended December 31
audited	2018	2017	Change	Change at cc
North America
Member months under medical cost management(1)	639,329	594,962	7.5%
Medical cost under management (in € million)(1)	4,196	3,905	7.5%	12.3%
Care Coordination patient encounters(1)	4,407,598	6,934,300	-36.4%

(1) The metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the BPCI and ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Key metrics Dialysis Care Services

	Twelve month ended December 31, 2018
audited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	3,928	5%	178	333,331	4%	50,027,579	4%

North America	2,529	6%	129	204,107	3%	30,843,876	3%
EMEA	776	4%	19	65,061	4%	9,731,941	4%
Asia-Pacific	394	3%	29	31,476	6%	4,371,742	3%
Latin America	229	-1%	1	32,687	4%	5,080,020	4%

Quality data(1)

	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q4 2018	Q4 2017	Q4 2018	Q4 2017	Q4 2018	Q4 2017	Q4 2018	Q4 2017

Kt/v > 1.2	97	97	95	95	91	93	96	96
Hemoglobin = 10-12 g/dl	72	73	83	83	53	52	58	58
Calcium = 8.4-10.2 mg/dl	86	85	81	80	75	77	74	75
Albumin > 3.5 g/dl(1)	81	79	90	88	90	90	89	88
Phosphate < 5.5 mg/dl	62	63	81	81	75	76	67	70
Patients without catheter (after 90 days)	83	83	79	80	80	81	86	88
in days
Days in hospital per patient year	10.2	10.7	7.5	7.7	4.2	4.1	3.3	3.8

(1) Definitions cf. Annual Report 2018, Section “Non-Financial Group Report”

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended December 31		Twelve months ended December 31
in € million, audited	2018	2017	2018	2017
Delivered EBIT reconciliation
Total
Operating income (EBIT)	613	519	3,038	2,362
less noncontrolling interests	(67)	(75)	(244)	(274)
Delivered EBIT	546	444	2,794	2,088

North America
Operating income (EBIT)	492	608	2,665	2,086
less noncontrolling interests	(64)	(72)	(231)	(263)
Delivered EBIT	428	536	2,434	1,823

Dialysis
Operating income (EBIT)	498	519	1,752	1,942
less noncontrolling interests	(61)	(62)	(212)	(229)
Delivered EBIT	437	457	1,540	1,713

Care Coordination
Operating income (EBIT)	(6)	89	913	144
less noncontrolling interests	(3)	(10)	(19)	(34)
Delivered EBIT	(9)	79	894	110

EMEA
Operating income (EBIT)	97	110	399	444
less noncontrolling interests	0	(1)	(4)	(4)
Delivered EBIT	97	109	395	440

Asia-Pacific
Operating income (EBIT)	86	76	304	313
less noncontrolling interests	(3)	(2)	(9)	(7)
Delivered EBIT	83	74	295	306

Dialysis
Operating income (EBIT)	73	65	270	286
less noncontrolling interests	(3)	(2)	(7)	(6)
Delivered EBIT	70	63	263	280

Care Coordination
Operating income (EBIT)	13	11	34	27
less noncontrolling interests	0	0	(2)	(1)
Delivered EBIT	13	11	32	26

Latin America
Operating income (EBIT)	5	14	29	58
less noncontrolling interests	0	0	0	0
Delivered EBIT	5	14	29	58

Corporate
Operating income (EBIT)	(67)	(289)	(359)	(539)
less noncontrolling interests	0	0	0	0
Delivered EBIT	(67)	(289)	(359)	(539)

Reconciliation of net cash provided by operating activities to EBITDA(1)
Total EBITDA			3,763	3,098
Interest expense, net			(301)	(365)
Income tax expense			(511)	(443)
Change in working capital and other non-cash items			(889)	(98)
Net cash provided by operating activities			2,062	2,192

(1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended December 31		Twelve months ended December 31
in € million, except share data, audited	2018	2017	2018	2017

Operating performance on a comparable basis and adjusted
Revenue
Total
Revenue	4,300	4,429	16,547	17,784
IFRS 15 Implementation		(100)		(486)
Sound H2 2017(1)		(305)		(559)
Revenue on a comparable basis	4,300	4,024	16,547	16,739
VA Agreement(2)		1		(94)
Revenue adjusted	4,300	4,025	16,547	16,645

Health Care Services revenue	3,413	3,581	13,264	14,532
IFRS 15 Implementation		(100)		(486)
Sound H2 2017		(305)		(559)
Health Care Services revenue on a comparable basis	3,413	3,176	13,264	13,487
VA Agreement		1		(94)
Health Care Services revenue adjusted	3,413	3,177	13,264	13,393

North America
Revenue	2,981	3,164	11,570	12,879
IFRS 15 Implementation		(100)		(486)
Sound H2 2017		(305)		(559)
Revenue on a comparable basis	2,981	2,759	11,570	11,834
VA Agreement		1		(94)
Revenue adjusted	2,981	2,760	11,570	11,740

Health Care Services revenue	2,746	2,950	10,725	12,036
IFRS 15 Implementation		(100)		(486)
Sound H2 2017		(305)		(559)
Health Care Services revenue on a comparable basis	2,746	2,545	10,725	10,991
VA Agreement		1		(94)
Health Care Services revenue adjusted	2,746	2,546	10,725	10,897

Dialysis Care Services revenue	2,455	2,235	9,089	9,227
IFRS 15 Implementation		(59)		(284)
Dialysis Care Services revenue on a comparable basis	2,455	2,176	9,089	8,943
VA Agreement		1		(94)
Dialysis Care Services revenue adjusted	2,455	2,177	9,089	8,849

Care Coordination revenue	291	715	1,636	2,809
IFRS 15 Implementation		(41)		(202)
Sound H2 2017		(305)		(559)
Care Coordination revenue on a comparable basis	291	369	1,636	2,048

Operating income (EBIT)
Total
Operating income (EBIT)	613	519	3,038	2,362
(Gain) loss related to divestitures of Care Coordination activities	21		(809)
Sound H2 2017		(63)		(84)
2018 FCPA Related Charge	2		77
U.S. Ballot Initiatives(3)	12		40
Operating income (EBIT) on a comparable basis	648	456	2,346	2,278
VA Agreement		1		(87)
Natural Disaster Costs(4)		6		18
2017 FCPA Related Charge		200		200
Operating income (EBIT) adjusted	648	663	2,346	2,409

North America
Operating income (EBIT)	492	608	2,665	2,086
(Gain) loss related to divestitures of Care Coordination activities	21		(809)
Sound H2 2017		(63)		(84)
U.S. Ballot Initiatives	12		40
Operating income (EBIT) on a comparable basis	525	545	1,896	2,002
VA Agreement		1		(94)
Natural Disaster Costs		6		18
Operating income (EBIT) adjusted	525	552	1,896	1,926

Dialysis operating income (EBIT)	498	519	1,752	1,942
U.S. Ballot Initiatives	12		40
Dialysis operating income (EBIT) on a comparable basis	510	519	1,792	1,942
VA Agreement		1		(94)
Natural Disaster Costs		6		17
Dialysis operating income (EBIT) adjusted	510	526	1,792	1,865

Care Coordination operating income (EBIT)	(6)	89	913	144
(Gain) loss related to divestitures of Care Coordination activities	21		(809)
Sound H2 2017		(63)		(84)
Care Coordination operating income (EBIT) on a comparable basis	15	26	104	60
Natural Disaster Costs				1
Care Coordination operating income (EBIT) adjusted	15	26	104	61

Corporate
Operating income (EBIT)	(67)	(289)	(359)	(539)
2018 FCPA Related Charge	2		77
Operating income (EBIT) on a comparable basis	(65)	(289)	(282)	(539)
VA Agreement				7
2017 FCPA Related Charge		200		200
Operating income (EBIT) adjusted	(65)	(89)	(282)	(332)

Net income (5)	425	394	1,982	1,280
(Gain) loss related to divestitures of Care Coordination activities	17		(673)
Sound H2 2017		(33)		(38)
2018 FCPA Related Charge	(47)		28
U.S. Ballot Initiatives	13		40
Net income(5) on a comparable basis	408	361	1,377	1,242
VA Agreement		1		(51)
Natural Disaster Costs		3		11
2017 FCPA Related Charge		200		200
U.S. Tax Reform (excl. Sound H2 2017)(6)	(55)	(240)	(192)	(240)
Net income(5) adjusted	353	325	1,185	1,162

Basic earnings per share	€1.38	€1.28	€6.47	€4.17
(Gain) loss related to divestitures of Care Coordination activities	€0.06		€(2.20)
Sound H2 2017		€(0.10)		€(0.12)
2018 FCPA Related Charge	€(0.15)		€0.09
U.S. Ballot Initiatives	€0.04		€0.13
Basic earnings per share on a comparable basis	€1.33	€1.18	€4.49	€4.05
VA Agreement		€0.00		€(0.17)
Natural Disaster Costs		€0.01		€0.04
2017 FCPA Related Charge		€0.65		€0.65
U.S. Tax Reform (excl. Sound H2 2017)	€(0.18)	€(0.78)	€(0.63)	€(0.78)
Basic earnings per share adjusted	€1.15	€1.06	€3.86	€3.79

(1) Sound H2 2017: contribution of Sound Physicians

(2) VA Agreement: Agreement with the United States Departments of Veterans Affairs and Justice

(3) U.S. Ballot Initiatives: contributions to the opposition to the ballot initiatives in the U.S.

(4) Natural Disaster Costs: three hurricanes and an earthquake

(5) Attributable to shareholders of FMC AG & Co. KGaA

(6) U.S. Tax Reform: impacts from U.S. tax reform